UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BIOMET, INC.

(Name of Subject Company)

BIOMET, INC.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Bradley J. Tandy

Senior Vice President, General Counsel and Secretary

Biomet, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

(574) 267-6639

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Richard W. Porter, P.C. Robert M. Hayward Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Gary I. Horowitz Caroline B. Gottschalk Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2692

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Biomet, Inc. (“Biomet”), an Indiana corporation, relating to a cash tender offer (the “Offer”) to purchase all of Biomet’s outstanding common shares, without par value (the “Common Shares”) at a price of $46.00 per Common Share net to the seller in cash, without interest and subject to any required withholding taxes, made by LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated June 13, 2007 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2006 (amended and restated as of June 7, 2007), Purchaser’s offer to purchase, dated June 13, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of LVB and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), which is currently controlled by a consortium of private equity funds sponsored by each of The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG (the “Sponsor Group”).

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(j) Other Material Information

At 12:00 midnight, New York City time, on July 11, 2007, the Offer expired. The depositary for the Offer has advised that, as of the expiration of the Offer, shareholders of Biomet had validly tendered and not withdrawn 203,573,642 Common Shares (including Common Shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 82.85% of the currently outstanding Common Shares and therefore satisfies the “minimum condition” of the Offer, which requires the tender of 75% of the total number of Common Shares outstanding immediately prior to the expiration of the Offer.

On July 12, 2007, LVB and Purchaser issued a joint press release announcing the completion of the Offer. Purchaser has accepted for payment all Biomet Common Shares that were validly tendered in the Offer. The full text of the press release is filed as Exhibit (a)(18) hereto and is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, LVB and Purchaser expect to effect a merger of Purchaser with and into Biomet (the “Merger”). In the Merger, LVB and Purchaser will acquire all other Biomet Common Shares at the same $46.00 per share price, without interest and less any required withholding taxes, that is being paid in the Offer. As a result of the Merger, Biomet will become a wholly-owned subsidiary of LVB. LVB and Purchaser intend to complete the Merger as soon as practicable following the satisfaction of the conditions in the Merger Agreement.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Document
(a)(18)	Press Release announcing completion of the Offer, dated July 12, 2007 (incorporated by reference as Exhibit (a)(1)(M) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Biomet, Inc.

By:	/S/ BRADLEY J. TANDY
Bradley J. Tandy Senior Vice President, General Counsel and Secretary

Warsaw, Indiana

July 12, 2007